Exhibit 99.1

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

The following unaudited pro forma condensed financial statements are based upon the historical financial statements of FRESH2 GROUP LIMITED, formerly ANPAC BIO-MEDICAL SCIENCE CO., LTD. (the “Company”), adjusted to give effect to the sale of its business of providing multi-cancer screening and detection tests, physical checkup packages, and technology services businesses (the “Business”).

On September 1, 2022, the Company entered into two share purchase agreements with Jiaxing Changxin Enterprise Management, LLP (“Changxin”), and Shanghai Yiyou Investment Management Co., LTD (“Yiyou”), pursuant to which the Company agreed to sell 70% of the shares of Changwei System Technology (Shanghai) Co., LTD. (“Changwei”), a subsidiary based in Shanghai, China, to Changxin in consideration of USD350,000 (RMB2,555,000), and sell the remaining 30% of the shares to Yiyou in consideration of USD150,000 (RMB1,095,000). On February 10, 2023, Yiyou entered into a further arrangement with Changxin and Ruoou Ying, pursuant to which a transfer of 29% of Changwei's shares to Changxin and 1% of the shares to Ruoou Ying was effectuated. The closing took place on June 1, 2023. This transaction was a sale to related parties. Ruoou Ying held the position of Supervisor at Anpac Lishui, while Changxin was under the common control of Ruoou Ying and Chris Yu, the Co-Founder and Chairman of the Company.

On July 28, 2023, the Company entered into an agreement with New-Horizon Bio-Medical Science Co., Ltd. (“New-Horizon”), a company registered in Hong Kong with its business interests and focus in bio-medical technologies, pursuant to which the Company agreed to sell 100% of the shares of AnPac Bio-Medical Technology (Lishui) Co., Ltd., a subsidiary based in Lishui, China which has incurred significant financial losses in its operations and is not expected to reach a breakeven point for a significant period of time, to New-Horizon in consideration of RMB1.00. The closing is expected to take place within 30 days from the execution of the agreement.

On July 28, 2023, the Company entered into a share purchase agreement with New-Horizon, pursuant to which the Company agreed to sell 100% of the shares of Anpac Technology USA CO., LTD., a subsidiary with operations in, Pennsylvania and California, to New-Horizon in consideration of USD1.00. The closing took place simultaneously with the execution of the agreement.

On July 28, 2023, the Company entered into a share purchase agreement with Ningkasai Technology (Shanghai) Co., Ltd. (“Ningkasai”), a high-tech company in the life science applications sector, pursuant to which the Company agreed to sell 100% of the shares of Changhe Bio-Medical Technology (Yangzhou) Co., Ltd., a subsidiary based in Yangzhou, China, to Ningkasai in consideration of RMB1.00. The closing is expected to take place within 30 days from the execution of the agreement. This transaction was a sale to a related party, as Ningkasai qualified as a related party of the Company, being under 99% control by Changxin.

These unaudited pro forma condensed financial statements are derived from, and should be read in conjunction with, the financial statements contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the United States Securities and Exchange Commission (the “SEC”) on May 16, 2023.

The unaudited pro forma condensed balance sheet gives effect to the sale of the Business as if it had occurred on December 31, 2022. The unaudited pro forma condensed statements of operations for the year ended December 31, 2022 give effect to the sale of the Business as if it had occurred on January 1, 2022.

The transaction accounting adjustments for the sale of the Business remove the assets, liabilities and results of operations of the Business. The adjustments also give effect to the cash proceeds from the sale of the Business, less related transaction costs. Certain of the most significant assumptions are set forth in the Notes to Unaudited Pro Forma Condensed Financial Statements.

We have included the following unaudited pro forma condensed financial information for illustrative and informational purposes. The unaudited pro forma condensed financial information is not intended to reflect what the Company’s financial position and results of operations would have been had the sale of the Business occurred on the dates indicated above; and is not necessarily indicative of the results of operations or financial position that may occur in the future. The pro forma condensed information does not reflect the realization of any expected cost savings, or any impact of the continuing businesses of the Company.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

UNAUDITED PRO FORMA CONSOLIDATED COMBINED BALANCE SHEET

As of December 31, 2022

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Historical		Pro Forma
	Fresh2 Group Limited and Subsidiaries	Fresh2 Group Limited and Subsidiaries	Pro Forma Adjustment		Pro Forma Combined
	RMB’000	US$’000	US$’000		US$’000
ASSETS
Current assets:
Cash and cash equivalents	1,870	271	(269)	b	2
Prepayment	3,742	543	(390)	b	153
Accounts receivable, net	2,235	324	(324)	b	-
Amounts due from related parties, net	2,194	318	1,040	b	1,358
			12,798	a
			(12,798)	g
Inventories, net	210	30	(30)	b	-
Other current assets, net	3,448	500	(500)	b	500
			500	e
Total current assets	13,699	1,986	27		2,013
					-
Property and equipment, net	17,182	2,491	(2,491)	b	-
Land use rights, net	1,111	161	(161)	b	-
Intangible assets, net	185	27	(27)	b	-
Goodwill	—	—			-
Right of use assets	7,213	1,046	(1,046)	b	-
Long-term investments, net	1,079	156	(156)	b	-
TOTAL ASSETS.	40,469	5,867	(3,854)		2,013
					-
LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)					-
Current liabilities:					-
Short-term debts	5,015	727	(725)	c	2
Accounts payable	2,108	303	(303)	c	-
Advance from customers	4,956	719	(719)	c	-
Amounts due to related parties	3,494	507	(201)	c	306
			(12,798)	c
			12,798	a
Lease liability-current	784	114	(114)	c	-
Accrued expenses and other current liabilities	25,921	3,758	(2,666)	c	1,092
			4	h	4
Total current liabilities	42,278	6,128	(4,724)		1,404
Deferred tax liabilities	—	—			-
Lease liability-non-current	6,515	945	(945)	c	-
Other long-term liabilities	1,080	157	(157)	c	-
TOTAL LIABILITIES.	49,873	7,230	(5,826)		1,404
Commitments and contingencies					-
					-
Shareholders’ equity (deficit):					-
Class A Ordinary shares ((US$0.01 par value per share; 2,400,000,000 shares authorized, 16,604,402 and 79,536,589 shares issued and 16,604,402 and 67,044,306 outstanding as of December 31, 2021 and 2022, respectively)	5,494	797			797
Class B Ordinary shares ((US$0.01 par value per share; 30,000,000 authorized, 2,773,100 and 3,573,100 shares issued and outstanding as of December 31, 2021 and 2022)	240	35			35
Treasury stock(1)	(11,003)	(1,595)			(1,595)
Additional paid-in capital	564,869	81,898			81,898
Accumulated deficit	(577,539)	(83,735)	15,393	f	(81,144)
			(12,798)	g
			(4)	h
Accumulated other comprehensive income	4,263	618			618
Total Fresh2 Group Limited shareholders’ deficit	(13,676)	(1,982)	2,591		609
Non-controlling interest	4,272	619	(619)	d	-
Total shareholders’ equity (deficit)	(9,404)	(1,363)	1,972		609
					-
TOTAL LIABILITIES AND EQUITY (DEFICIT)	40,469	5,867	(3,854)		2,013

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the year ended December 31, 2022

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Historical		Pro Forma
	Fresh2 Group Limited and Subsidiaries	Fresh2 Group Limited and Subsidiaries	Pro Forma Adjustment		Pro Forma Combined
	RMB’000	US$’000	US$’000		US$’000
Revenues:
Revenues-third parties	9,849	1,428	(1,428)	i	-
Revenues-related parties	2,195	318	(318)	i	-
Total revenues	12,044	1,746	(1,746)		-

Cost of revenues	(3,708)	(538)	538	i	-

Gross Profit	8,336.00	1,208	(1,208)		-

Operating expenses:
Selling and marketing expenses	(12,154)	(1,762)	1,260	j	(502)
Research and development expenses	(9,532)	(1,381)	629	j	(752)
General and administrative expenses	(70,788)	(10,263)	3,402	j	(6,861)
Professional Service Fee		-	(4)	h	(4)
Bad Debt Expenses			(12,798)	g	(12,798)
Impairment of long-term investments	-	-	-		-
Impairment of intangible assets	(7,911)	(1,147)	1,147	j	-
Impairment of goodwill	(12,758)	(1,850)	1,850	j	-
Loss from operations	(104,807)	(15,195)	(5,722)		(20,917)

Non-operating income and expenses:
Interest expense, net	(373)	(54)	50	k	(4)
Foreign exchange loss, net	(787)	(114)	(5)	k	(119)
Share of net gain (loss) in equity method investments	156.00	23	(23)	k	-
Other income (expense), net	(61)	(9)	9	k	-
Gain from a step acquisition	-	-	-		-
Change in fair value of convertible debt	144.00	21	-		21
Gain on disposal			15,393	f	15,393

Loss before income taxes	(105,728)	(15,328)	9,702		(5,626)
Income taxes (benefit)	2,130.00	309	(309)	k	-
Net loss	(103,598)	(15,019)	9,393		(5,626)
Net loss attributable to noncontrolling interests	(1,705)	(247)	247	l	-
Net loss attributable to ordinary shareholders Of Fresh2 Group Limited	(101,893)	(14,772)	9,146		(5,626)

Loss per share
Class A and B ordinary shares - basic and diluted	(2.66)	(0.39)			(0.15)

Weighted average shares outstanding used in calculating basic and diluted loss per share
Class A and Class B ordinary shares - basic and diluted	38,242,073.00	38,242,073			38,242,073

Other comprehensive (loss) income, net of tax:
Fair value change relating to Company’s own credit risk on convertible loan	-	-			-
Foreign currency translation differences	(269)	(39)	-		(39)
Total comprehensive loss	(103,867)	(15,058)	9,393		(5,665)
Total comprehensive loss attributable to noncontrolling interests	(1,705)	(247)	247 l		-

Total comprehensive loss attributable to ordinary shareholders	(102,162)	(14,811)	9,146		(5,665)

FRESH2 GROUP LIMITED

(f/k/a ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

1.	Business Sale

FRESH2 GROUP LIMITED, formerly ANPAC BIO-MEDICAL SCIENCE CO., LTD. (the “Company”), entered into a series of agreements (the “Share Purchase Agreements”) to sell its businesses that were engaged in providing multi-cancer screening and detection tests, physical checkup packages, and technology services businesses (the “Business”).

On September 1, 2022, the Company entered into two share purchase agreements with Jiaxing Changxin Enterprise Management, LLP (“Changxin”), and Shanghai Yiyou Investment Management Co., LTD (“Yiyou”), pursuant to which the Company agreed to sell 70% of the shares of Changwei System Technology (Shanghai) Co., LTD. (“Changwei”), a subsidiary based in Shanghai, China, to Changxin in consideration of USD350,000 (RMB2,555,000), and sell the remaining 30% of the shares to Yiyou in consideration of USD150,000 (RMB1,095,000). On February 10, 2023, Yiyou entered into a further arrangement with Changxin and Ruoou Ying, pursuant to which a transfer of 29% of Changwei's shares to Changxin and 1% of the shares to Ruoou Ying was effectuated. The closing took place on June 1 , 2023. This transaction was a sale to related parties. Ruoou Ying held the position of Supervisor at Anpac Lishui, while Changxin was under the common control of Ruoou Ying and Chris Yu, the Co-Founder and Chairman of the Company.

On July 28, 2023, the Company entered into a share purchase agreement with New-Horizon Bio-Medical Science Co., Ltd. (“New-Horizon”), a company registered in Hong Kong with its business interests and focus in bio-medical technologies, pursuant to which the Company agreed to sell 100% of the shares of AnPac Bio-Medical Technology (Lishui) Co., Ltd., a subsidiary based in Lishui, China which had incurred significant financial losses in its operations and was not expected to reach a breakeven point for a considerable period of time, to New-Horizon in consideration of RMB1.00. The closing is expected to take place within 30 days from the execution of the agreement.

On July 28, 2023, the Company entered into a share purchase agreement with New-Horizon, pursuant to which the Company agreed to sell 100% of the shares of Anpac Technology USA CO., LTD., a subsidiary with operations in Pennsylvania and California, to New-Horizon in consideration of USD1.00. The closing took place simultaneously with the execution of the agreement.

On July 28, 2023, the Company entered into a share purchase agreement with Ningkasai Technology (Shanghai) Co., Ltd. (“Ningkasai”), a high-tech company engaged in the nano-technologies for life science applications sector registered in China, pursuant to which the Company agreed to sell 100% of the shares of Changhe Bio-Medical Technology (Yangzhou) Co., Ltd., a subsidiary based in Yangzhou, China, to Ningkasai in consideration of RMB1.00. The closing is expected to take place within 30 days from the execution of the agreement. This transaction was a sale to a related party, as Ningkasai was under the common control of Ruoou Ying and Chris Yu, the Co-Founder and Chairman of the Company.

2.	Unaudited Pro Forma Adjustments and Assumptions

The following pro forma adjustments, related to the sale of the Business, are included in the unaudited pro forma condensed balance sheet and/or the unaudited pro forma condensed statements of operations.

(a)	Represents the recovery of the intercompany balances between Fresh2 and the disposed companies that are eliminated in the consolidation.

(b)	Represents the transfer of all cash and cash equivalents, prepayments, accounts receivables, amounts due from related parties, inventories, other current assets, property and equipment, land use rights, intangible assets, right-of-use assets, and long-term investments relating to the Business to the Buyers under the terms of the four share purchase agreements.

(c)	Represents the transfer of all short-term debts, accounts payables, advances from customers, amounts due to related parties, lease liabilities, accrued expenses, other current liabilities, and other long-term liabilities relating to the Business to the Buyers under the terms of the four share purchase agreements.

(d)	Represents the transfer of the non-controlling interest relating to the Business to the Buyers under the terms of the applicable share purchase agreements.

(e)	Represents the total cash consideration of $0.5 million paid by the Buyers under the terms of the share purchase agreements entered into on September 18, 2022.

(f)	Represents the gain on sale of the Business, which is calculated as follows:

Preliminary Consideration:
1 RMB for Changhe; 1 RMB for Anpac Lishui; 1 USD for Anpac US; $500,000 for Changwei	500
Total consideration	500

Assets and liabilities of the disposed entities:
Assets
Cash and cash equivalents	269
Prepayment	390
Accounts receivable, net	324
Amounts due from related parties, net	(1,040)
Inventories, net	30
Other current assets, net	500
Property and equipment, net	2,491
Land use rights, net	161
Intangible assets, net	27
Right of use assets	1,046
Long-term investments, net	156
Total assets, net	4,354
Liabilities
Short-term debts	725
Accounts payable	303
Advance from customers	719
Amounts due to related parties	201
12,798
Lease liability-current	114
Accrued expenses and other current liabilities	2,666
Deferred tax liabilities	-
Lease liability-non-current	945
Other long-term liabilities	157
Total liabilities	18,628
Non-controlling Interest	619
Net assets sold	(14,893)
Gain on disposal	15,393

(g)	Represents the write-off of the intercompany receivables from the disposed entities.

(h)	Represents the accrual of RMB 30,000 ($4,350) in legal consulting fees that are payable as a result of the sale of the Business.

(i)	Represents the elimination of revenues and cost of revenues directly related to the Business for the periods presented.

(j)	Represents the elimination of selling and marketing expenses, research and development expenses, general and administrative expenses, impairment of intangible assets, and impairment of goodwill directly related to the Business for the periods presented.

(k)	Represents the elimination of interest expenses, foreign exchange loss, share of net gain in equity method investments, other expenses, and income tax benefit directly related to the Business for the periods presented.

(l)	Represents the elimination of net loss attributable to non-controlling interests directly related to the Business for the periods presented.

The unaudited pro forma adjustment reflects the following transactions:

Transaction 1:

	DR	CR
Due from Related Parties	12,798
Due to Related Parties		12,798

The transaction reflects the recovery of the intercompany balances between Fresh2 and the disposed entities that are eliminated in the consolidation. After the disposition, the disposed entities should not be consolidated in accordance with ASC810, as a result, the intercompany balances should not be eliminated.

Transaction 2:

	DR	CR
Short-term debts	725
Accounts payable	303
Advance from customers	719
Amounts due to related parties	201
Amounts due to related parties	12,798
Lease liability-current	114
Accrued expenses and other current liabilities	2,666
Lease liability-non-current	945
Other long-term liabilities	157
NCI	619
Other current assets	500
Cash and cash equivalents		269
Prepayment		390
Accounts receivable, net		324
Amounts due from related parties, net		(1,040)
Inventories, net		30
Other current assets, net		500
Property and equipment, net		2,491
Land use rights, net		161
Intangible assets, net		27
Right of use assets		1,046
Long-term investments, net		156
Gain on disposal		15,393

The transaction reflects the net assets transferred, cash consideration, and the gain on sale of the Business.

Transaction 3:

	DR	CR
Bad Debt Expenses	12,798
Due from Related Parties		12,798

The transaction reflects the write-off of the intercompany receivables from the disposed companies on Fresh2’s books. Pursuant to the four share purchase agreements, the remaining intercompany receivables are waived.

Transaction 4:

	DR	CR
Professional Service Fee	4
Accrued Expenses		4

The transaction reflects the accrual of RMB 30,000 in legal consulting fees that are payable as a result of the sale of the Business.